Exhibit 99.1

Fiverr International Ltd.

Consolidated financial statements

In U.S. dollars

Fiverr International Ltd. and subsidiaries

Consolidated balance sheets

U.S. dollars (in thousands, except share data)

	June 30,	December 31,
	2020	2019
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$127,542	$24,171
Marketable securities	44,300	88,559
User funds	84,610	55,945
Bank deposits	30,000	15,000
Restricted deposit	324	324
Other receivables	3,570	3,117

Total current assets	290,346	187,116

Marketable securities	87,841	21,805
Property and equipment, net	5,499	5,321
Intangible assets, net	6,048	7,188
Goodwill	11,240	11,240
Restricted deposit	3,168	3,168
Other non-current assets	471	522

Total assets	$404,613	$236,360

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables	5,963	3,749
User accounts	79,933	53,013
Deferred revenue	5,054	3,248
Other account payables and accrued expenses	25,601	21,426
Current maturities of long-term loan	508	503

Total current liabilities	117,059	81,939

Long-term loan and other non-current liabilities	3,970	5,612

Total liabilities	$121,029	$87,551

Commitments and contingencies (see note 6)
Shareholders’ equity:
Share capital and additional paid-in capital:
Shares authorized: 75,000,000 ordinary shares with no par value as of June 30, 2020 (unaudited), and December 31, 2019
Shares issued and outstanding: 35,039,067 ordinary shares as of June 30, 2020 (unaudited) and 31,937,772 ordinary shares as of December 31, 2019	446,819	306,334
Accumulated deficit	(164,042)	(157,763)
Accumulated other comprehensive income	807	238

Total shareholders’ equity	283,584	148,809

Total liabilities and shareholders’ equity	$404,613	$236,360

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries

Consolidated statements of operations

U.S. dollars (in thousands, except share and per share data)

	Six months ended June 30,
	2020	2019
	(unaudited)
Revenue	$81,280	$49,675
Cost of revenue	14,777	10,241

Gross profit	66,503	39,434

Operating expenses:
Research and development	20,507	16,073
Sales and marketing	41,428	31,228
General and administrative	11,621	9,977

Total operating expenses	73,556	57,278

Operating loss	(7,053)	(17,844)
Financial income, net	822	204

Loss before income taxes	(6,231)	(17,640)
Income taxes	(48)	(26)

Net loss	$(6,279)	$(17,666)

Deemed dividend to Protected ordinary shareholders	—	(632)
Net loss attributable to ordinary shareholders	(6,279)	(18,298)

Basic and diluted net loss per share attributable to ordinary shareholders	$(0.19)	$(2.06)

Basic and diluted weighted average ordinary shares	32,484,425	8,868,123

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries

Consolidated statements of comprehensive loss

U.S. dollars (in thousands)

	Six months ended June 30,
	2020	2019
	(unaudited)
Net loss	$(6,279)	$(17,666)
Marketable securities:
Unrealized gain	152	13
Derivatives:
Unrealized gain	428	701
Amounts reclassified from accumulated other comprehensive income (loss)	(11)	200

Other comprehensive income	569	914

Comprehensive loss	$(5,710)	$(16,752)

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries

Consolidated statements of shareholders’ equity

U.S. dollars (in thousands, except share data)

	Number of ordinary shares and protected ordinary shares	Share capital and additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity
Balance as of December 31, 2018	25,525,370	$178,164	$(123,592)	$(598)	$53,974
Stock-based compensation (unaudited)	—	4,013	—	—	4,013
Exercise of options (unaudited)	88,268	617	—	—	617
Issuance of Protected ordinary shares, net of issuance cost of $60 (unaudited)	192,358	4,340	—	—	4,340
Issuance of ordinary shares in connection with IPO, net of issuance costs of $4,876 (see note 1) (unaudited)	6,052,631	113,332	—	—	113,332
Exercise of warrants (unaudited)	5,166	—	—	—	—
Net loss (unaudited)	—	—	(17,666)	—	(17,666)
Deemed dividend related to the issuance of Protected ordinary shares (unaudited)	—	632	(632)	—	—
Other comprehensive income (unaudited)	—	—	—	914	914

Balance as of June 30, 2019 (unaudited)	31,863,793	$301,098	$(141,890)	$316	$159,524

	Number of ordinary shares	Share capital and additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity
Balance as of December 31, 2019	31,937,772	$306,334	$(157,763)	$238	$148,809
Stock-based compensation (unaudited)	—	5,852	—	—	5,852
Exercise of options (unaudited)	801,295	4,803	—	—	4,803
Issuance of ordinary shares in connection with follow-on offering, net of issuance costs of $1,133 (see note 1) (unaudited)	2,300,000	129,830	—	—	129,830
Net loss (unaudited)	—	—	(6,279)	—	(6,279)
Other comprehensive income (unaudited)	—	—	—	569	569

Balance as of June 30, 2020 (unaudited)	35,039,067	$446,819	$(164,042)	$807	$283,584

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries

Consolidated statements of cash flows

U.S. dollars (in thousands)

	Six months ended June 30,
	2020	2019
	(unaudited)
Cash flows from operating activities:
Net loss	$(6,279)	$(17,666)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,981	1,717
Amortization of discount on marketable securities	(337)	—
Stock-based compensation	5,824	3,962
Net income from exchange rate fluctuations	213	63
Changes in assets and liabilities:
User funds	(28,665)	(10,267)
Other receivables	113	(1,291)
Trade payables	2,180	876
Deferred revenue	1,806	—
User accounts	26,920	10,267
Other account payables and accrued expenses	3,582	4,093
Payment of contingent consideration	(1,960)	—
Non-current liabilities	162	(105)

Net cash provided by (used in) operating activities	5,540	(8,351)

Investing activities:
Investment in marketable securities	(171,822)	(109,391)
Proceeds from sale of marketable securities	150,539	—
Acquisition of business, net of cash acquired	—	(9,967)
Purchase of property and equipment	(537)	(459)
Capitalization of internal-use software	(451)	(324)
Other receivables and non-current assets	54	(122)
Bank deposits	(15,000)	(20,000)

Net cash used in investing activities	(37,217)	(140,263)

Financing activities:
Proceeds from initial public offering, net	—	117,362
Proceeds from exercise of options	4,652	541
Proceeds from issuance of Protected ordinary shares, net	—	4,340
Proceeds from follow on offering, net	130,670	—
Payment of contingent consideration	(2,040)	—
Tax withholding in connection with employees’ options exercises	2,256	—
Payment of deferred issuance costs related to IPO	—	(405)
Repayment of a long-term loan	(244)	(228)

Net cash provided by financing activities	135,294	121,610

Effect of exchange rate fluctuations on cash and cash equivalents	(246)	161
Increase (decrease) in cash and cash equivalents	103,371	(26,843)
Cash and cash equivalents at the beginning of the period	24,171	55,955

Cash and cash equivalents at the end of the period	$127,542	$29,112

The accompanying notes are an integral part of the consolidated financial statements

Fiverr International Ltd. and subsidiaries

Notes to consolidated financial statements

U.S. dollars (in thousands, except share and per share data)

Note 1:—General

a.

Fiverr International Ltd. was incorporated on April 29, 2010, under the laws of Israel, and commenced operations on the same date. Fiverr International Ltd. has wholly owned subsidiaries in the United States of America (“U.S.”), Cyprus and Germany.

Fiverr International Ltd. and its subsidiaries (the “Company”) operates a worldwide online marketplace for sellers to sell their services and buyers to buy them. The Company’s platform includes over 300 categories across eight verticals, including Graphics & Design, Digital Marketing, Writing & Translation, Video & Animation, Music & Audio, Programming & Tech, Business, and Lifestyle.

The Company’s platform also includes a variety of value-added products including subscription-based content marketing platform and back office platform.

b.

On June 17, 2019 the Company closed its initial public offering (“IPO”) whereby 6,052,631 ordinary shares were sold by the Company to the public (inclusive of 789,473 ordinary shares pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate net proceeds received by the Company from the offering were $113,332 net of underwriting discounts and other offering costs. Immediately prior to the closing of the IPO, 18,654,270 Protected ordinary shares were exchanged for ordinary shares upon the adoption of the Company’s amended and restated articles of association.

c.

On June 2, 2020 the Company closed its follow-on offering whereby 2,300,000 (unaudited) ordinary shares were sold by the Company to the public (inclusive of 300,000 (unaudited) ordinary shares pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate net proceeds received by the Company from the offering were $129,830 (unaudited) net of underwriting discounts and other offering costs.

Note 2:—Significant accounting policies

a.	Unaudited interim financial information:

The accompanying consolidated balance sheet as of June 30, 2020, the consolidated statements of operations, consolidated statements of comprehensive loss and cash flows for the six months ended June 30, 2020 and 2019 and the shareholders’ equity for the six months ended June 30, 2020 and 2019 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position, results of operations and cash flows for six months ended June 30, 2020 and 2019. The financial data and other information disclosed in these notes to the consolidated financial statements related to the six month period are unaudited. The results of the six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2020 or for any other interim period or for any other future year.

b.	Revenue:

Disaggregated revenue

The Company’s transaction fees were $59,850 (unaudited) and $36,275 (unaudited) for the six months ended June 30, 2020 and 2019, respectively.

The Company’s services fees were $21,430 (unaudited) and $13,400 (unaudited) for the six months ended June 30, 2020 and 2019, respectively.

Contract liabilities

The Company’s contract liabilities mainly consist of deferred revenues from transaction and service fees received in advance for services for which control has not been yet obtained by the customers.

The Company adopted the new revenue standard using the modified retrospective method without restating comparative periods. Deferred revenues resulting from transaction and service fees owed to the Company were $5,054 (unaudited) and $3,248 as of June 30, 2020 and as of December 31, 2019, respectively.

c.	Loss per share:

Basic and diluted net loss per share was presented in conformity with the two-class method for participating securities for the six months ended June 30, 2019 (unaudited) as a result of a deemed dividend related to the issuance of Protected ordinary shares. The Company did not declare any dividends since commencing operations, accordingly an application of the two-class method to compute loss per share would have no impact on the loss attributable to ordinary shares for the six months ended June 30, 2020 (unaudited) and 2019 (unaudited).

The potentially dilutive options to purchase ordinary shares that were excluded from the computation amounted to 4,196,071 options and restricted share units (unaudited) and 4,372,290 options (unaudited) for the six months ended June 30, 2020 and 2019, respectively, because including them would have been anti-dilutive.

d.	Recently issued accounting pronouncements not yet adopted:

On June 30, 2020 following reassessment of the Jumpstart Our Business Startups Act (“JOBS Act”) provisions, the Company no longer qualified as an Emerging Growth Company (“EGC”). Accounting pronouncements applicable to public companies would be adopted in December 31, 2020 as of the beginning of the fiscal year 2020.

In February 2016, the FASB issued ASU 2016-02, “Leases,” related to how an entity should recognize lease assets and lease liabilities. The guidance specifies that an entity that is a lessee under lease agreements should recognize lease assets and lease liabilities for those leases classified as operating leases under previous FASB guidance. Accounting for leases by lessors is largely unchanged under the new guidance. In September 2017, the FASB issued additional amendments providing clarification and implementation guidance. In January 2018, the FASB issued an update that permits an entity to elect an optional transition practical expedient to not evaluate land easements that existed or expired before the entity’s adoption of the new standard and that were not previously accounted for as leases. The provisions of ASU 2016-02 are to be applied using a modified retrospective approach. In July 2018, the FASB issued an update, which provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, the prior comparative period’s financials will remain the same as those previously presented. The new standard becomes effective for the Company for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The standard requires a modified retrospective adoption, with early adoption permitted. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements.

In June 2016, FASB issued ASU 2016-13, Topic 326 “Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments”. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the timelier recognition of losses. ASU 2016-13 limits the amount of credit losses to be recognized for available-for-sale debt securities to the amount by which carrying value exceeds fair value, and also requires the reversal of previously recognized credit losses if fair value increases. Also, for available-for-sale debt securities with unrealized losses, the standard eliminates the concept of other-than-temporary impairments and requires allowances to be recorded instead of reducing the amortized cost of the investment. The amendments in this update are effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, ASC Topic 350 “Intangibles—Goodwill and Other: Simplifying the Test for Goodwill Impairment.” The standard eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (“the Step 2 test”) from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit. The amendments in this update should be adopted for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, ASC Subtopic 470-20 “Debt—Debt with “ Conversion and Other Options” and ASC subtopic 815-40 “Hedging—Contracts in Entity’s Own Equity”. The standard reduced the number of accounting models for convertible debt instruments and convertible preferred stock. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Note 3:—Fair value of financial instruments

The following tables set forth the fair value of the Company’s financial assets and liabilities measured at fair value as of:

	June 30, 2020
	Level 1	Level 2	Level 3
	(unaudited)
Cash and cash equivalents:
Cash	$45,938	$—	$—
Money market funds	76,891	—	—
Deposits	4,713	—	—
Bank Deposits	30,000	—	—
Restricted deposits	3,492	—	—
Investment in marketable securities	—	132,141	—
Derivatives	—	596	—
Contingent consideration	—	—	(1,733)

	$161,034	$132,737	$(1,733)

	December 31, 2019
	Level 1	Level 2	Level 3
Cash and cash equivalents:
Cash	$21,289	$—	$—
Deposits	2,882	—	—
Bank Deposits	15,000	—	—
Restricted deposits	3,492	—	—
Investment in marketable securities	—	110,364	—
Derivatives	—	179	—
Contingent consideration	—	—	(6,327)

	$42,663	$110,543	$(6,327)

The fair value of other financial instruments included in working capital and other non-current assets and liabilities approximate their carrying value.

The following table sets forth a summary of the changes in the fair value of the contingent consideration:

Fair value as of December 31, 2019	$(6,327)
Change in fair value (unaudited)	594
Payment of contingent consideration (unaudited)	4,000

Fair value as of June 30, 2020 (unaudited)	$(1,733)

Note 4: Investment in marketable securities

The amortized cost, unrealized holding gains and losses and fair value of such securities were as follows:

	June 30, 2020
	Amortized Cost	Unrealized gains	Unrealized losses	Fair Value
	(unaudited)
U.S. treasury bonds	$33,662	$—	$(24)	$33,638
Corporate bonds	98,268	293	(58)	98,503

	$131,930	$293	$(82)	$132,141

	December 31, 2019
	Amortized Cost	Unrealized gains	Unrealized losses	Fair Value
U.S. treasury bonds	$75,340	$76	$—	$75,416
Corporate bonds	34,965	—	(17)	34,948

	$110,305	$76	$(17)	$110,364

The following table summarizes the fair value and amortized cost of the available-for-sale securities by contractual maturity as of June 30, 2020 (unaudited):

	Amortized Cost	Fair Value
Due within one year	$44,169	$44,300
Due after one year through two years	87,761	87,841

	$131,930	$132,141

No impairment was recorded for the three and six months ended June 30, 2020 (unaudited) and June 30, 2019 (unaudited).

Note 5:—Derivatives and hedging

The Company entered into forward contracts to hedge certain forecasted payments denominated in NIS, mainly payroll and rent, against exchange rate fluctuations of the U.S. dollar for a period of up to twelve months. The Company recorded the cash flows associated with these derivatives under operating activities.

The Company had outstanding forward contracts designated as hedging instruments in the aggregate notional amount of $21,000 (unaudited) as of June 30, 2020 and $7,500 as of December 31, 2019. The fair value of the Company’s outstanding forward contracts amounted to an asset of $596 (unaudited) and $179 as of June 30, 2020 and December 31, 2019, respectively recorded under other receivables. During the six months ended June 30, 2020 and 2019, gains of $11 (unaudited) and losses of $200 (unaudited), respectively were reclassified from accumulated other comprehensive loss (income). Such gains and losses were reclassified from accumulated other comprehensive loss (income) when the related expenses were incurred. These gains and losses were recorded in the consolidated statements of operations as follows:

	Six months ended June 30,
	2020	2019
	(unaudited)
Cost of revenue	$(2)	$14
Research and development	(6)	109
Sales and marketing	—	34
General and administrative	(3)	43

	$(11)	$200

Note 6:—Commitments and contingencies

a.	Lease commitments:

The Company leases office spaces under non-cancelable operating lease agreements that expire through July 2023. The operating lease for the Company’s office space in Israel expires on December 2021 and contains a five-year renewal option, which the Company expects to utilize. The Company recognizes rent expenses on a straight-line basis over the lease term. The Company’s net rent expenses were $1,326 and $1,252 for the six months ended June 30, 2020 and 2019 respectively. In 2016, the Company entered into a non-cancelable agreement to sublease a portion of its Israel office space and recognized a sublease income of $303 and $445 for the six months ended June 30, 2020 and 2019, respectively, under operating expenses.

The future minimum lease payments under non-cancelable lease agreements as of June 30, 2020 (unaudited) were as follows:

Remainder of 2020	$1,581
2021	3,093
2022	3,080
2023	2,633
2024 and thereafter	6,555

$16,942

b.	Legal contingencies:

The Company is currently not involved in any material claims or legal proceedings. The Company reviews the status of each legal matter it is involved in, from time to time, in the ordinary course of business and assesses its potential financial exposure.

Note 7:—Long term loan and other non-current liabilities

Long-term loan and other long-term liabilities consisted of the following as of:

	June 30,	December 31,
	2020	2019
	(unaudited)
Long-term loan less current maturities of long-term loan	$2,253	$2,535
Contingent consideration	916	2,439
Accrued rent	472	454
Accrual for uncertain tax positions	184	184
Accrued expenses	145	—

	$3,970	$5,612

As part of the lease agreement, the lessor agreed to finance an amount of $3,963 out of the total cost of leasehold improvements in the office space. The loan is indexed to the consumer price index and bears an effective interest rate of 4.2%. The loan is paid over a period of ten years and is not subject to financial covenants.

The future payments of long-term loan as of June 30, 2020 (unaudited) were as follows:

Remainder of 2020	$252
2021	521
2022	377
2023	378
2024 and thereafter	1,233

$2,761

Note 8: —Stock based compensation

The fair value of options was estimated on the grant date based on the following weighted average assumptions for:

	Six months ended June 30,
	2020	2019
	(unaudited)
Volatility	46%	50%
Expected term in years	4.42 - 5.56	5.56 - 6.11
Risk-free interest rate	1.40%	2.42%-2.59%
Estimated fair value of underlying ordinary shares	27.9	12.8 - 22.64
Dividend yield	0%	0%

Stock-based compensation costs which include options and restricted share units included in the consolidated statements of operations were as follows:

	Six months ended June 30,
	2020	2019
	(unaudited)
Cost of revenue	$157	$50
Research and development	2,244	1,536
Sales and marketing	1,079	723
General and administrative	2,344	1,653

	$5,824	$3,962

Note 9: —Segment and geographic information

Revenue attributable to the Company’s domicile and other geographic areas based on the location of the buyers was as follows:

	Six months ended June 30,
	2020	2019
	(unaudited)
U.S.	$43,144	$27,117
Europe	21,009	11,316
Asia Pacific	9,548	6,150
Rest of the world	6,709	4,529
Israel	870	563

	$81,280	$49,675

Property and equipment, net by geographical areas was as follows:

	June 30,	December 31,
	2020	2019
	(unaudited)
Israel	$5,106	$4,961
U.S. and other	393	360

	$5,499	$5,321

Note 10: —Subsequent events (unaudited)

On August 4, 2020 the Company acquired all of the ownership interests of Sharon Lee Thony Consulting LLC a digital marketing agency for a consideration amount of $1,200 paid in cash.